UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Blair Corporation

(Name of Issuer)

Common Stock, Without Nominal or Par Value

(Title of Class of Securities)

092828102

(CUSIP Number)

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois  60601

Telephone:  (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ZZZ HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CATALOG HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,521

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 312,521

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID C. DOMINIK

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 312,521

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 312,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSE T. ROGERS

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 312,521

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 312,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APPLESEED’S TOPCO, INC.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BLR ACQUISITION CORP.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds * NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement constitutes Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2007, by ZZZ Holdings LLC, a Delaware limited liability company (“ZZZ”), Golden Gate Capital Investment Fund II, L.P., a Delaware limited partnership (“GGC Fund II”), Golden Gate Capital Management II, L.L.C., a Delaware limited liability company (“GGC Management II”), David C. Dominik, a citizen of the United States, Jesse T. Rogers, a citizen of the United States, Catalog Holdings LLC, a Delaware limited liability company (“Holdings”), Appleseed’s Topco, Inc., a Delaware corporation (“Appleseed’s”) and BLR Acquisition Corp., a Delaware corporation (“BLR”) (collectively, the “Reporting Persons”).

Only those items which are hereby reported are amended.  All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

Item 4.                    Purpose of Transaction.

Item 4 is hereby deleted in its entirety and is replaced with the following:

                On January 23, 2007, the Issuer, BLR and Appleseed’s, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Appleseed’s will acquire all of the outstanding shares of Common Stock for $42.50 per share in cash, without interest, or approximately $173.6 million in the aggregate.  Under the terms of the Merger Agreement, the Issuer is to be acquired by Appleseed’s through a merger of BLR and the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Appleseed’s following the Merger.

                The Merger is expected to be completed in the Spring of 2007.  Upon the consummation of the Merger, the Common Stock would no longer be traded on the American Stock Exchange and the Issuer would no longer be required to file reports with the SEC.  The consummation of the Merger is subject to the approval of the Issuer's stockholders, the expiration of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction of certain other closing conditions.  The Reporting Persons intend to vote their shares of Common Stock in favor of the Merger.

                                The Merger Agreement and the joint press release issued by the Issuer and Appleseed’s, dated January 23, 2007, announcing the execution of the Merger Agreement, which are filed as Exhibits 2.1 and 99.1, respectively, to the Issuer’s Current Report on Form 8-K dated January 23, 2007 with the SEC, are each incorporated herein by reference.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby deleted in its entirety and replaced with the following:

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 7.                    Materials to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

2.                                       The Agreement and Plan of Merger by and among Blair Corporation, BLR Acquisition Corp. and Appleseed’s Topco, Inc., dated January 23, 2007, which is filed as Exhibit 2.1 to Blair Corporation’s Current Report on Form 8-K

dated January 23, 2007 with the Securities and Exchange Commission, is incorporated herein by reference.

3.                                       The joint press release issued by Blair Corporation and Appleseed’s Topco, Inc., dated January 23, 2007, which is filed as Exhibit 99.1 to Blair Corporation’s Current Report on Form 8-K dated January 23, 2007 with the Securities and Exchange Commission, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

ZZZ HOLDINGS LLC
Dated: January 24, 2007
	By:	/s/ David C. Dominik
David C. Dominik
Manager

GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P

Golden Gate Capital Management II, L.L.C., its general partner

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

/s/ David C. Dominik
David C. Dominik

/s/ Jesse T. Rogers
Jesse T. Rogers

CATALOG HOLDINGS LLC

	By:	/s/ David C. Dominik
David C. Dominik
Manager

APPLESEED’S TOPCO, INC.

	By:	/s/ David C. Dominik
David C. Dominik
Director

BLR ACQUISITION CORP.

	By:	/s/ David C. Dominik
David C. Dominik
President and Director